October 20, 2017

VIA EDGAR

Mr. Eric McPhee

Office of Real Estate and Commodities

Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington DC 20549

RE:	PowerShares DB US Dollar Index Bullish Fund (the “Fund”)/(File No. 001-33314)

    Review of Form 10-K for Fiscal Year Ended December 31, 2016 (the “10-K Filing”)

Dear Mr. McPhee:

    This letter responds to your letter dated September 25, 2017, regarding a review by the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the financial statements and related disclosures in the 10-K Filing. On behalf of the Fund, set forth below are our responses to your comments. (For your convenience, we have restated the Staff’s comments below, followed by our written response. As your comment has multiple parts, we are responding to each part separately).

1.	Comment:

We note your disclosure that effective February 26, 2015 only the current day’s variation margin receivable or payable is disclosed as an asset or liability on the Statements of Financial Condition for commodity futures contracts. Please address the following with respect to your accounting policy:

•     In your MD&A on page 22 you disclose that “like initial margin (or an equivalent deposit of collateral), variation margin (or an equivalent deposit of collateral) does not constitute a borrowing of money, is not considered to be part of the contract purchase price and is returned upon the contract’s termination unless it is used to cover a loss in the contract position.” Please explain to us how these facts related to variation margin factored into your conclusion that commodity futures contracts should be presented net of variation margin on the face of your statements of financial condition.

Response:

On the statement of financial condition, only the current day’s variation margin is reported for non-LME commodity futures contracts. Daily changes in the value of the commodity futures contracts are recognized as unrealized gains or losses and subsequent variation margin payments are received or paid by the Fund. Because variation margin is settled daily with the counterparty, only the current day’s variation margin is reflected on the statement of financial condition for non-LME commodity futures contracts. (LME commodity futures contracts do not settle cash daily; cash is not transferred until a settled futures contract expires.)

Comment:

•     Please clarify for us whether there was any change in the process for meeting your variation margin requirements subsequent to the merger transaction that resulted in a change from gross to net reporting for your commodity futures contracts.

Response:

Effective February 26, 2015, the Fund began transferring cash daily from its custodian to the commodity broker to satisfy the previous day’s variation margin on open non-LME commodity futures contracts. Prior to this date, the Fund did not settle variation margin daily and net accumulated appreciation (depreciation) was reflected on the statement of financial condition for open commodity futures contracts.

Comment:	• Please tell us how you considered the guidance in ASC Topic 946-210-45-15 in determining your accounting policy.

Response:

We believe our policy is consistent with the Investment management industry practices on the reporting of derivatives, especially exchange-traded derivatives. The full contract value is not reported on the statement of financial condition because of the movement of collateral daily (almost like a daily settlement of the position).

ASC Topic 946-210-45-15 states that investments “shall be separately reported on the statement of assets and liabilities with a parenthetical reference that such amounts are being reported at fair value.” ASC Topic 946-210-45-9 states that, “This guidance [referring to this subtopic] describes the limited circumstances in which the net assets of an investment company (also referred to as a fund) shall reflect the contract value (which generally equals the principal balance plus accrued interest) of certain investments that it holds.” This guidance is not applicable to a commodity futures contract’s variation margin reported on the statement of financial condition. The daily variation margin reported on the statement of financial condition represents the current day’s receivable or payable for the one day change in fair value of a commodity futures contract and not the entire contract value itself.

Sincerely,

/s/ Steven Hill

Steven Hill

Fund Treasurer – Head of Global ETF Administration